UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  FORM U-3A-2/A

                               Amendment No. 1 to

                          Statement by Holding Company

                      Claiming Exemption Under Rule U-3A-2

                           From the Provisions of the

                   Public Utility Holding Company Act of 1935





                               VECTREN CORPORATION

                         VECTREN UTILITY HOLDINGS, INC.





hereby file with the Securities and Exchange Commission, pursuant to Rule 2, this Amendment No. 1 to its statement filed April 17, 2003, claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment is submits consolidating financial statements and financial data schedule of each filing entity:

Exhibit A

A consolidating statement of income of Vectren and subsidiary companies and Vectren Utility Holdings, Inc. and subsidiary companies for the year ended December 31, 2002, together with a consolidating balance sheet as of December 31, 2002, are annexed hereto as Exhibit A.

Exhibit B

A consolidated financial data schedule of Vectren and subsidiary companies and Vectren Utility Holdings, Inc. and subsidiary companies as of and for the year ended December 31, 2002 is annexed hereto as Exhibit B.



                                   SIGNATURES

Each of the above named Claimants has caused this Amendment No. 1 to be duly executed on its behalf by its authorized officer on this 17th day of April 2003.





                                      VECTREN CORPORATION
                                      VECTREN UTILITY HOLDINGS, INC.
                                      (Names of Claimant)


                                      By /s/ Ronald E. Christian
                                      --------------------------------------
                                      Ronald E. Christian
                                      Senior Vice President, General Counsel,
                                      and Secretary Vectren Corporation and
                                      Vectren Utility Holdings, Inc.

Exhibit A


Page 1 of 6
                  Vectren Corporation and Subsidiary Companies
                        Consolidating Statement of Income
                      For the Year Ended December 31, 2002
                                  (In millions)

                                      VUHI     Nonregulated   Other       Vectren     Adjust.    Vectren
                                  Consolidated  Operations  Operations  Corporation  & Elimin. Consolidated
-----------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Gas utility                       $  909.0      $    -      $   -       $    -     $     -    $  909.0
  Electric utility                     608.1           -          -            -           -       608.1
  Energy services and other                -       352.3       23.3            -       (88.4)      287.2
--------------------------------------------------------------------------------------------------------
    Total operating revenues         1,517.1       352.3       23.3            -       (88.4)    1,804.3
--------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Cost of gas sold                     571.8           -          -            -        (0.6)      571.2
  Fuel for electric generation          81.6           -          -            -           -        81.6
  Purchased electric energy            296.3           -          -            -           -       296.3
  Cost of energy services and other        -       311.5          -            -       (62.1)      249.4
  Other operating                      220.6        26.3        1.3          0.6       (25.8)      223.0
  Depreciation and amortization         96.8         8.6       13.9          0.3           -       119.6
  Taxes other than income taxes         50.8         1.2       (0.1)           -           -        51.9
--------------------------------------------------------------------------------------------------------
    Total operating expenses         1,317.9       347.6       15.1          0.9       (88.5)    1,593.0
--------------------------------------------------------------------------------------------------------

OPERATING INCOME                       199.2         4.7        8.2         (0.9)        0.1       211.3

OTHER INCOME:
  Equity in earnings of
     unconsolidated affiliates          (1.8)       10.9          -            -           -         9.1
  Equity in earnings of
    consolidated affiliates                -         0.1          -        118.0      (118.1)          -
  Other - net                            6.9         6.0        9.7         (1.5)       (9.6)       11.5
--------------------------------------------------------------------------------------------------------
    Total other income                   5.1        17.0        9.7        116.5      (127.7)       20.6
--------------------------------------------------------------------------------------------------------

Interest expense                        66.1         9.1       12.6          0.5        (9.8)       78.5
--------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES             138.2        12.6        5.3        115.1      (117.8)      153.4
--------------------------------------------------------------------------------------------------------

Income taxes                            44.6        (6.9)      (0.1)         1.3           -        38.9
Minority interest in subsidiary            -         0.5          -            -           -         0.5
--------------------------------------------------------------------------------------------------------
NET INCOME                          $   93.6      $ 19.0      $ 5.4       $113.8     $(117.8)   $  114.0
========================================================================================================

Exhibit A

             Vectren Utility Holdings, Inc. and Subsidiary Companies
                  Consolidating Statement of Income, Continued
                      For the Year Ended December 31, 2002
                                  (In millions)

                                    Indiana                         VUHI,     Adjust      VUHI
                                      Gas     SIGECO     VEDO       Inc.     & Elimin  Consolidated
---------------------------------------------------------------------------------------------------
OPERATING REVENUES:
   Gas utility                       $527.4   $ 85.5   $ 296.1     $    -    $     -     $  909.0
   Electric utility                       -    608.1         -          -          -        608.1
   Energy services and other              -        -         -          -          -            -
--------------------------------------------------------------------------------------------------
      Total operating revenues        527.4    693.6     296.1          -          -      1,517.1
--------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
   Cost of gas sold                   320.4     53.1     198.3          -          -        571.8
   Fuel for electric generation           -     81.6         -          -          -         81.6
   Purchased electric energy              -    296.3         -          -          -        296.3
   Cost of energy services and other      -        -         -          -          -            -
   Other operating                     79.0     97.4      43.9        0.3          -        220.6
   Depreciation and amortization       40.7     45.1      11.0          -          -         96.8
   Taxes other than income taxes       15.1     11.8      24.0          -       (0.1)        50.8
--------------------------------------------------------------------------------------------------
      Total operating expenses        455.2    585.3     277.2        0.3       (0.1)     1,317.9
--------------------------------------------------------------------------------------------------
OPERATING INCOME                       72.2    108.3      18.9       (0.3)       0.1        199.2

OTHER INCOME:
   Equity in earnings of
      unconsolidated affiliates           -        -         -       (1.8)         -         (1.8)
   Equity in earnings of
      consolidated affiliates           5.9        -         -       95.3     (101.2)           -
   Other - net                          0.9      4.8       0.4       27.3      (26.5)         6.9
--------------------------------------------------------------------------------------------------
      Total other income                6.8      4.8       0.4      120.8     (127.7)         5.1
--------------------------------------------------------------------------------------------------
Interest expense                       32.4     23.2       8.0       28.0      (25.5)        66.1
--------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES             46.6     89.9      11.3       92.5     (102.1)       138.2
--------------------------------------------------------------------------------------------------
Income taxes                           12.1     30.6       4.0       (1.1)      (1.0)        44.6
Minority interest in subsidiary           -        -       5.9          -       (5.9)           -
--------------------------------------------------------------------------------------------------
NET INCOME                           $ 34.5   $ 59.3   $   1.4     $ 93.6    $ (95.2)    $   93.6
==================================================================================================

Exhibit A

                  Vectren Corporation and Subsidiary Companies
                           Consolidating Balance Sheet
                             As of December 31, 2002
                                  (In millions)

                                           VUHI     Nonregulated   Other       Vectren     Adjust     Vectren
              ASSETS                   Consolidated  Operations  Operations  Corporation  & Elimin  Consolidated
              ------
                                       -------------------------------------------------------------------------
Current Assets:
     Cash and cash equivalents            $   10.5     $  15.4     $   0.1     $   (0.9)  $       -   $   25.1
     Accounts receivable, less reserves      131.8        22.3         0.1          0.2           -      154.4
     Receivables from other
       Vectren companies                      56.2        31.6        73.2         78.5      (239.5)         -
     Accrued unbilled revenues               112.7         3.4           -            -           -      116.1
     Inventories                              56.0         6.8           -            -           -       62.8
     Recoverable fuel and
        natural gas costs                     22.1           -           -            -           -       22.1
     Prepayments and other
        current assets                        86.5         2.6         0.1          3.8           -       93.0
---------------------------------------------------------------------------------------------------------------
        Total current assets                 475.8        82.1        73.5         81.6      (239.5)     473.5
---------------------------------------------------------------------------------------------------------------
Utility Plant:
     Original cost                         3,037.2           -           -            -        (0.1)   3,037.1
     Less:  accumulated depreciation
        and amortization                   1,389.0           -           -            -           -    1,389.0
---------------------------------------------------------------------------------------------------------------
        Net utility plant                  1,648.2           -           -            -        (0.1)   1,648.1
---------------------------------------------------------------------------------------------------------------
Investments in unconsolidated
   affiliates                                  2.4       150.9           -            -           -      153.3
Investments in consolidated
   affiliates                                    -         0.4           -        894.8      (895.2)         -
Other investments                             21.9       101.7           -          0.7           -      124.3
Notes receivable from
  other Vectren companies                        -           -       113.0            -      (113.0)         -
Non-utility property, net                      8.7        78.8       130.6          9.9           -      228.0
Goodwill, net                                202.2           -           -            -           -      202.2
Regulatory assets                             75.2           -           -            -           -       75.2
Other assets                                   4.9         5.7         0.8         18.7        (8.2)      21.9
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                              $2,439.3     $ 419.6     $ 317.9     $1,005.7   $(1,256.0)  $2,926.5
===============================================================================================================

Exhibit A

             Vectren Utility Holdings, Inc. and Subsidiary Companies
                           Consolidating Balance Sheet
                             As of December 31, 2002
                                  (In millions)

                                        Indiana                             VUHI,      Adjust        VUHI
              ASSETS                       Gas      SIGECO       VEDO       Inc.      & Elimin  Consolidated
              ------                    --------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents             $    3.7   $    2.2    $   4.3    $    0.3    $       -   $   10.5
  Accounts receivable, less reserves        48.4       50.4       31.9         1.1            -      131.8
  Receivables from other
     Vectren companies                      10.7       18.0       19.1       166.8       (158.4)      56.2
  Accrued unbilled revenues                 53.2       33.0       26.5           -            -      112.7
  Inventories                               13.3       39.7        3.0           -            -       56.0
  Recoverable fuel and natural
     gas costs                              10.3        9.6        2.2           -            -       22.1
  Prepayments and other current assets      37.1        5.9       43.2         0.3            -       86.5
-----------------------------------------------------------------------------------------------------------
        Total current assets               176.7      158.8      130.2       168.5       (158.4)     475.8
-----------------------------------------------------------------------------------------------------------
Utility Plant:
  Original cost                          1,148.6    1,526.1      362.5           -            -    3,037.2
  Less:  accumulated depreciation
     and amortization                      492.7      728.8      167.5           -            -    1,389.0
-----------------------------------------------------------------------------------------------------------
     Net utility plant                     655.9      797.3      195.0           -            -    1,648.2
-----------------------------------------------------------------------------------------------------------
Investments in unconsolidated
   affiliates                              220.4        0.1          -         2.3       (220.4)       2.4
Investments in consolidated
   affiliates                                  -          -          -       802.4       (802.4)         -
Other investments                            2.5       10.0        0.6         8.8            -       21.9
Notes receivable from
   other Vectren companies                     -          -          -       344.0       (344.0)         -
Non-utility property, net                    0.3        3.6        1.6         3.2            -        8.7
Goodwill, net                                  -        5.6      196.6           -            -      202.2
Regulatory assets                           18.1       49.9        2.3         4.9            -       75.2
Other assets                                 4.2        0.4        0.3           -            -        4.9
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                            $1,078.1   $1,025.7    $ 526.6    $1,334.1    $(1,525.2)  $2,439.3
===========================================================================================================

Exhibit A

                  Vectren Corporation and Subsidiary Companies
                           Consolidating Balance Sheet
                             As of December 31, 2002
                                  (In millions)

                                              VUHI     Nonregulated   Other       Vectren     Adjust      Vectren
 LIABILITIES AND SHAREHOLDERS' EQUITY     Consolidated  Operations  Operations  Corporation  & Elimin   Consolidated
 ------------------------------------     --------------------------------------------------------------------------
Current Liabilities:
  Accounts payable                          $   74.3      $  24.8    $   0.6     $    2.0    $       -    $  101.7
  Accounts payable to affiliated companies      85.6          0.8          -            -            -        86.4
  Payables to other Vectren companies           63.0          9.4        6.0         68.4       (146.8)          -
  Accrued liabilities                           85.2          6.5        0.8         27.3          0.1       119.9
  Short-term borrowings                        239.1          2.6      157.8            -            -       399.5
  Short-term borrowings to
    other Vectren companies                        -        121.6          -            -       (121.6)          -
  Long-term debt subject to tender              26.6            -          -            -            -        26.6
  Current maturities of long-term debt          39.8            -          -            -            -        39.8
-------------------------------------------------------------------------------------------------------------------
      Total current liabilities                613.6        165.7      165.2         97.7       (268.3)      773.9
-------------------------------------------------------------------------------------------------------------------
Long-term debt, net of current
   maturities                                 841.2            -      113.0            -            -       954.2
Long-term debt, net of current
   maturities to other Vectren
   companies                                      -         84.0          -            -        (84.0)          -

Deferred Credits and Other Liabilities:
  Deferred income taxes                        173.7         38.9          -        (15.4)        (1.7)      195.5
  Deferred credits and other liabilities        82.2          1.1          -         54.1         (6.6)      130.8
-------------------------------------------------------------------------------------------------------------------
      Total deferred credits
         and other liabilities                 255.9         40.0          -         38.7         (8.3)      326.3
-------------------------------------------------------------------------------------------------------------------
Minority Interest in Subsidiary                    -          1.9          -            -            -         1.9

Cumulative Redeemable Preferred
     Stock of Subsidiary                         0.3            -          -            -            -         0.3

Common Shareholders' Equity:
  Common stock                                 385.7         87.1        5.8        349.9       (478.5)      350.0
  Retained earnings                            342.1         40.3       33.9        531.0       (416.9)      530.4
  Accumulated other comprehensive income         0.5          0.6          -        (11.6)           -       (10.5)
-------------------------------------------------------------------------------------------------------------------
    Total common shareholders' equity          728.3        128.0       39.7        869.3       (895.4)      869.9
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $2,439.3      $ 419.6    $ 317.9     $1,005.7    $(1,256.0)   $2,926.5
===================================================================================================================

Exhibit A

             Vectren Utility Holdings, Inc. and Subsidiary Companies
                           Consolidating Balance Sheet
                             As of December 31, 2002
                                  (In millions)

                                            Indiana                           VUHI,      Adjust        VUHI
 LIABILITIES AND SHAREHOLDER'S EQUITY         Gas      SIGECO       VEDO      Inc.      & Elimin   Consolidated
 ------------------------------------       -------------------------------------------------------------------
Current Liabilities:
  Accounts payable                          $   33.7   $   25.2   $  12.4   $    3.0   $       -     $   74.3
  Accounts payable to affiliated companies      47.3       10.0      27.9        0.4           -         85.6
  Payables to other Vectren companies           39.9       15.2       7.8        1.7        (1.6)        63.0
  Accrued liabilities                           29.0       30.8      22.5        3.6        (0.7)        85.2
  Short-term borrowings                            -          -         -      239.1           -        239.1
  Short-term borrowings to
     other Vectren companies                   108.2       39.4         -        8.5      (156.1)           -
  Long-term debt subject to tender                 -       26.6         -          -           -         26.6
  Current maturities of long-term debt          38.8        1.0         -          -           -         39.8
--------------------------------------------------------------------------------------------------------------
      Total current liabilities                296.9      148.2      70.6      256.3      (158.4)       613.6
--------------------------------------------------------------------------------------------------------------
Long-term debt, net of current maturities      228.5      264.2         -      348.5           -        841.2
Long-term debt, net of current maturities
  to other Vectren companies                   147.2       86.6     110.2          -      (344.0)           -

Deferred Credits and Other Liabilities:
  Deferred income taxes                         45.6      112.0      17.0       (0.9)          -        173.7
  Deferred credits and other liabilities        37.9       40.9       1.5        1.9           -         82.2
--------------------------------------------------------------------------------------------------------------
      Total deferred credits
         and other liabilities                  83.5      152.9      18.5        1.0           -        255.9
--------------------------------------------------------------------------------------------------------------
Minority Interest in Subsidiary                    -          -     220.4          -      (220.4)           -

Cumulative Redeemable Preferred                    -        0.3         -          -           -          0.3
  Stock of Subsidiary
Common Shareholder's Equity:
  Common stock                                 243.0      103.3     115.0      385.7      (461.3)       385.7
  Retained earnings                             79.0      270.2      (8.1)     342.1      (341.1)       342.1
  Accumulated other comprehensive income           -          -         -        0.5           -          0.5
--------------------------------------------------------------------------------------------------------------
     Total common shareholder's equity         322.0      373.5     106.9      728.3      (802.4)       728.3
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S
   EQUITY                                   $1,078.1   $1,025.7   $ 526.6   $1,334.1   $(1,525.2)    $2,439.3
==============================================================================================================

Exhibit B



Item No. Caption Heading                                          (in millions)


Vectren Corporation and Subsidiary Companies

   1.    Total Assets                                                 $ 2,926.5
   2.    Total Operating Revenues                                     $ 1,804.3
   3.    Net Income                                                   $   114.0


Vectren Utility Holdings, Inc. and Subsidiary Companies

   1.    Total Assets                                                 $ 2,439.3
   2.    Total Operating Revenues                                     $ 1,517.1
   3.    Net Income                                                   $    93.6